20012609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Wealth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2330 West Horatio Street
(No. and Street)

Tampa	Florida	33609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Mickool (813) 333-1683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson, LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd.	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 13 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Mlckool, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HERBERT A. GUINUP
Notary Public - State of Florida
Commission # GG 940389
My Comm. Expires Apr 10, 2024
Bonded through National Notary Assn.

Signature

CEO

Title

Notary Public

Herbert A. Guinup

HERBERT A. GUINUP NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRINITY WEALTH SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2019

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5

Trinity Wealth Securities, LLC

Table of Contents

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trinity Wealth Securities, LLC as of December 31, 2019, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trinity Wealth Securities, LLC's management. Our responsibility is to express an opinion on Trinity Wealth Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trinity Wealth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on page 9-12 has been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC's financial statements. The supplemental information is the responsibility of Trinity Wealth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
We have served as Trinity Wealth Securities, LLC's auditor since 2018.
Chesterfield, MO
March 10, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Trinity Wealth Securities, LLC
Statement of Financial Condition
December 31, 2019

		2019
Assets		
Current Assets		
Cash in Bank	$	216,696
Prepaid Assets		5,350
Commission Receivables		89,924
Total Assets	$	311,970
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	$	8,475
Due to Related Party		110,794
Commissions Payable		38,506
Total Liabilities		157,775
Members' Equity		154,195
Total Liabilities and Members' Equity	$	311,970

Trinity Wealth Securities, LLC
Statement of Income
December 31, 2019

	2019
Sales	
Commissions earned	$ 600,348
Expenses	
Office Expense	1,684
Occupancy	2,700
Professional Fees	18,698
Salary/Compensation Expense	438,184
License and Permits	4,761
Total Expenses	466,027
Operating Income	134,321
Other Income	
Other Income	14
Total Other Income	14
Net Income	$ 134,335

Trinity Wealth Securities, LLC
Statement of Changes in Members' Equity
December 31, 2019

		2019
Equity at Beginning of Year	$	22,066
Net Income	$	134,335
Capital Withdrawn		(22,206)
Capital Contributed		20,000
Equity at End of Year	$	154,195

Trinity Wealth Securities, LLC
Statement of Cash Flows
December 31, 2019

		2019
Cash Flows From Operating Activities		
Net Income	$	134,335
Adustments to reconcile net income to net cash (used by) operating activities:		
Commissions receivable		(81,071)
Prepaid Expenses		(5,350)
Accounts Payable		8,475
Due to Related Party		110,794
Commissions payable		34,965
Net Cash Provided by Operating Activities		202,148
Cash Flows Used by Financing Activities		
Capital contributions		20,000
Capital Distributions		(22,207)
Net Cash Provided by Financing Activities		(2,207)
Net Cash Increase for Period		199,941
Cash at Beginning of Year		16,755
Cash at End of Year	$	216,696

Supplemental Disclosures of Cash Flow Information

No Cash was paid for interest or taxes in 2018

Trinity Wealth Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was organized on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Revenue is recognized as earned and expenses are reported as incurred.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2019 commissions receivable totaled $52,517 and commissions payable was $38,506. An allowance for doubtful accounts is not deemed necessary.

Use of estimates: Generally accepted accounting principles require that use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. All registered representatives are paid through the parent company, Florida Financial.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Currently the Company does not have deposits in excess of the federally insured limits.

Trinity Wealth Securities, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE B - RELATED PARTY TRANSACTIONS

On September 30, 2019 Jason MicKool purchased TWS from Jim Evens, Alan Smith and Eric Steiner (former owners of TWS). Jason MicKool is also the owner of Florida Financial Advisors, Inc. Florida Financial Advisors and Trinity Wealth Securities LLC are affiliated companies through common ownership. Trinity Wealth Securities LLC has an expense sharing agreement with Florida Financial Advisors as outlined below. At year-end, 2019, $110,794 was due as accounts payable to Florida Financial Advisors from Trinity Wealth Securities. The breakdown is as follows: $103,819 commissions received, to be paid to Florida Financial and then distributed as commissions, $4,275 October-December ESA payment due to Florida Financial, $2,700 Regulatory fees paid to FINRA by Florida Financial on behalf of Trinity Wealth.

Exhibit A

Description	Total Firm Monthly Expense	BD Allocation %	BD ESA Allocation	Rationale
Rent	6,000	15%	900	ESA allocation is based on the fact that the BD occupies 15% of the square footage of the firm's office space
Office Supplies	3,000	10%	300	ESA allocation is based on the fact that the BD will use approximately 10% of the firm's office supplies
Telephone	2,000	8%	150	The ESA allocation is based on the amount of time BD personnel will spend on the phone
Internet	750	10%	75	ESA allocation is based on the fact that the BD will use approximately 10% of the firm's internet use
List all other expenses covered in your pro-forma				
Total			1,425	

NOTE C - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB), issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management has adopted this standard to which there was no significant impact to it's financial position, results of operations and related disclosures.

NOTE D - INCOME TAXES

Trinity Wealth Securities, LLC has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2018, 2017 and 2016 remain open to examination. Management is not aware of any uncertain tax provisions claimed on prior year returns.

Trinity Wealth Securities, LLC, which is wholly owned by Jason Mickool, has elected to be taxed as an "S" corporation. As such, there is no provision for federal income taxes because the owner is taxed on the Company's income.

The Company's policy for reporting interest and penalties related to income taxes is to expense them as they are incurred. The total penalties and interest the Company paid for 2019 was $0.

NOTE E - SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 10, 2020. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital pursuant to Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness. On December 31, 2019, the Company had net capital of $148,845 ($138,327 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 106% on December 31, 2019.

Trinity Wealth Securities, LLC

SUPPLEMENTAL INFORMATION

Trinity Wealth Securities, LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1(1)
December 31, 2019

			2019
Net Capital			
Ownership equity		$	154,195
Less non-allowable assets			(5,350)
Total Allowable Capital			148,845
Less haircuts on investments (none)			-
Total Net Capital			148,845
Statutory Minimum Net Capital	**$5,000**		
6 2/3% of Aggregate Indebtedness	**10,518**		
Minimum Net Capital Requirement			(10,518)
Excess Over Minimum Net Capital Requirement		$	138,327
Total Aggregate Indebtedness		$	157,775
Ratio of Aggregate Indebtedness to Net Capital			106.00%
Schedule of Aggregate Indebtedness			
Commission Payable		$	38,506
Accounts Payable			8,475
Due to Related Party			110,794
		$	157,775
Reconciliation With Company's Computation			
Net Capital as reported in Company's Part II (Unaudited)			
FOCUS Report		$	128,271
Net audit adjustments			20,574
		$	148,845

The difference between the Net Capital Calculation compared to the Broker Dealers's Unaudited Part II relates to the accrual of $37,407 in receivables less $16,833 in the associated commission payable.

See Report of Independent Registered Public Accounting Firm and Accompanying Notes

“Schedule “2”

TRINITY WEALTH SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company was exempt from the provisions of Rule 15c3-3 (k)(1) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

See independent auditor's report and accompanying notes to financial statements.

"Schedule 3"

TRINITY WEALTH SECURITIES, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company was exempt from the provisions of Rule 15c3-3(k)(1) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

See independent auditor's report and accompanying notes to financial statements.

TWS
Trinity Wealth Securities
An FFA Company

Trinity Wealth Securities, LLC's Exemption Report

Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2019

Trinity Wealth Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Trinity Wealth Securities, LLC. Claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

Trinity Wealth Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Trinity Wealth Securities, LLC

I, Jason Mickool, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

jason mickool
jason mickool (Feb 4, 2020)

Jason Mickool

Chief Compliance Officer

(813) 333-1683 2330 W. Horatio Street, Tampa FL 33609 www.floridafa.com

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trinity Wealth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Trinity Wealth Securities, LLC stated that Trinity Wealth Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
March 10, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

FINRA

SEC Mail Processing

MAR 13 2020

Washington, DC

Sent via First Class Mail and Email to steve@thorntonandassociates.com

February 28, 2020

Mr. Steven L. Thornton, PFO
Trinity Wealth Securities, LLC
2330 W Horatio Street, Suite 100
Tampa, FL 33609

RE: Trinity Wealth Securities, LLC (CRD No. 104348) 2019 Annual Audit Report

Dear Mr. Thornton:

In reply to your letter dated February 27, 2020, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2019 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 16, 2020** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

If you have any questions, please feel free to contact me at (561) 443-8072.

Sincerely,

/s/ Sharon Frankel

Sharon Frankel
Senior Principal Analyst

/JC

cc: Mr. Eric I. Bustillo, Regional Director
U.S. Securities and Exchange Commission, Miami Regional Office
801 Brickell Avenue, Suite 1800
Miami, FL 33131
(Sent via email only to BustilloE@sec.gov)

Mr. Hiassam Atwi, Financial Operations Manager, FinOp
FINRA
(Sent via email only to Hiassam.Atwi@finra.org.)